YRC Worldwide Inc.

10990 Roe Avenue

Overland Park, KS 66211

August 18, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:  Justin Dobbie

                  J. Nolan McWilliams

Re:	YRC Worldwide Inc. Proxy Statement on Schedule 14A Initially filed August 1, 2011 File No. 000-12255

Gentlemen:

Today YRC Worldwide Inc. (the “Company”) filed a Definitive Proxy Statement on Schedule 14A with the Securities and Exchange Commission (the “Commission”).

In connection with the filing of the Definitive Proxy Statement, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Dennis M. Myers, P.C. of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-2232, if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Jeff P. Bennett
Jeff P. Bennett
Vice President—Legal, Interim General Counsel and Secretary

cc:	Dennis M. Myers, P.C.